Exhibit 17.1

RESIGNATION NOTICE

January 4, 2011

GoEnergy, Inc.
1010 Avenue of the Americas, Suite 302
New York, NY 10018

Dear Sirs:

I hereby resign as Chief Financial Officer of GoEnergy, Inc. (the “Corporation”), effective immediately.

My resignation is not the result of any disagreement with the Corporation on any matter relating to its operations, policies, including, without limitation, accounting or financial policies, or practices.

Sincerely, /s/ Terry Fields Terry Fields